U.S. SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING
(Check One):
☐ Form 10-K
☐ Form 20-F
☑ Form10-Q
☐ Form N-SAR

For Period Ended: March 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

BIOLARGO, INC.

Full Name of Registrant

Former Name if Applicable

2603 MAIN STREET, SUITE 1155

Address of Principal Executive Office (Street and Number)

IRVINE, CA 92614

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, Form 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

(Attach Extra Sheets if Needed)

The Company is unable to file its report on Form 10-QSB without undue burden or expense to the Company primarily because of its small size and limited resources.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact to this notification

Lance Jon Kimmel (Name)	310 (Area Code)	557-3059 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

BioLargo, Inc. (the “Company”) anticipates that its net loss for the three-month period ended March 31, 2007 will be approximately $1,550,000, or $0.36 per share, compared to a net loss of $442,000, or $0.18 per share for the three-month period ended March 31, 2006. This increase in loss is primarily attributable to increases in selling, general and administrative expenses and interest expense.

The Company anticipates that selling, general and administrative expenses for the three-month period ended March 31, 2007 will be approximately $581,000, compared to $334,000 for the three-month period ended March 31, 2006. This increase is primarily a result of increased legal expenses associated with various transactions, including the acquisition of the BioLargo technology. The Company further anticipates that interest expense for the three-month period ended March 31, 2007 will be approximately $953,000, compared to $88,000 for the three-month period ended March 31, 2006. This increase is the result of additional interest expense recorded in connection with the conversion by certain noteholders of obligations owed to them by the Company into shares of the Company’s common stock. The Company further anticipates that research and development expenses will be approximately $18,000 for the three-month period ended March 31, 2007, as compared to $20,000 for the three-month period ended March 31, 2006. This rate of expense is consistent with the Company’s plan to provide applications of the BioLargo technology for potential licensees or other customers in various vertical markets, while reflecting the Company’s situation immediately prior to the consummation of the transaction with IOWC Technologies, Inc., pursuant to which the Company acquired the BioLargo technology.

BIOLARGO, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2007	By:	/s/ Dennis Calvert
	Name:	Dennis Calvert
	Title:	President

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